Report on Management's Assertion on Compliance
              With the Minimum Servicing Standards Set Forth in the
             Uniform Single Attestation Program For Mortgage Bankers

                        Report of Independent Accountants


The Audit Committee
PNC Financial Services Group, Inc.

We have examined management's assertion, included in the accompanying report titled Report of Management, that Midland Loan Services, Inc. (MLS), an indirectly wholly-owned subsidiary of PNC Financial Services Group, Inc., complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers
(USAP) except for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI.1., which the Mortgage Bankers Association of America has interpreted as inapplicable to such servicing during the year ended December 31, 2000. Management is responsible for MLS' compliance with those requirements. Our responsibility is to express an opinion on management's assertions about MLS' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about MLS' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on MLS' compliance with specified requirements.

In  our  opinion,   management's   assertion,   that  MLS   complied   with  the
aforementioned requirements during the year ended December 31, 2000, is fairly stated, in all material respects.

                                                        /s/ Ernst  & Young, LLP

January 31, 2001


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